Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we hereby consent to the incorporation by reference in this Registration Statement on Form S-8 and the related Reoffer Prospectus, of our reports dated March 19, 2018, relating to the consolidated financial statements of ImageWare Systems, Inc., and the effectiveness of ImageWare Systems, Inc.’s internal control over financial reporting, as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 (which report includes an explanatory paragraph relating to the uncertainty of the Company’s ability to continue as a going concern). We also consent to the reference to our Firm under the caption “Experts” in the Reoffer Prospectus, which is part of said Registration Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California
April 19, 2018